UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2007

Commission File Number: 001-16829

Bayer Aktiengesellschaft

Bayer Corporation*

(Translation of registrant’s name into English)

Bayerwerk, Gebaeude W11

Kaiser-Wilhelm-Allee

51368 Leverkusen

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7): N/A

Indicate by check mark whether, by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

*	Bayer Corporation is also the name of a wholly-owned subsidiary of the registrant in the United States.

Investor News	Bayer AG Communications 51368 Leverkusen Germany www.news.bayer.com

Bayer intends to delist from the New York Stock Exchange

  Purpose is to reduce complexity and costs
  Transparent financial reporting will continue

Leverkusen, September 5, 2007 – Bayer AG intends to file for delisting of its American Depositary Shares (ADSs) from the New York Stock Exchange (NYSE). It is also planned to deregister with the U.S. Securities and Exchange Commission (SEC) and thereby terminate the respective reporting obligations. The company’s Board of Management made this decision yesterday and has notified the NYSE accordingly. Bayer plans for trading in its ADSs on the NYSE to cease at the end of September or beginning of October 2007.

“Bayer will maintain a high level of transparency in its reporting and thus continue to satisfy the requirements of international investors. Delisting and deregistration will enable us to achieve this with fewer formalities and therefore at lower cost,“ explained Klaus Kühn, CFO of the Bayer Group. The company expects its withdrawal from the NYSE to result in annual savings of some EUR 15 million. Bayer intends to maintain its ADS program as a “level one” program, so that U.S. investors may continue to hold their securities and trade them in the U.S. over-the-counter market.

The application to terminate Bayer’s listing on the NYSE is to be submitted on September 17. Delisting would normally become effective ten days thereafter. Bayer also plans to file for deregistration with the SEC, resulting in termination of its reporting obligations under the Securities Exchange Act of 1934. Bayer reserves the right to delay or withdraw the filings for any reason prior to their effectiveness.

Bayer has applied internationally acknowledged accounting and reporting standards since 1994, currently in the form of the International Financial Reporting Standards

(IFRS). The company remains committed to maintaining an open and direct dialog with institutional investors and analysts in the United States.

Bayer AG, Investor Relations contacts:
Dr. Alexander Rosar (+49-214-30-81013)
Dr. Juergen Beunink (+49-214-30-65742)
Peter Dahlhoff (+49-214-30-33022)
Ilia Kürten (+49-214-30-35426)
Ute Menke (+49-214-30-33021)
Judith Nestmann (+49-214-30-66836)
Dr. Olaf Weber (+49-214-30-33567)

Forward-Looking Statements

This news release contains forward-looking statements based on current assumptions and forecasts made by Bayer Group management. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the company and the estimates given here. These factors include those discussed in our public reports filed with the Frankfurt Stock Exchange and with the U.S. Securities and Exchange Commission (including our Form 20-F). The company assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BAYER AKTIENGESELLSCHAFT
(Registrant)
By:	/s/ ppa. Karl-Heinz Kleedörfer
	Name:	Karl-Heinz Kleedörfer
	Title:	Senior Executive Corporate Finance

By:	/s/ ppa. Dr. Armin Buchmeier
	Name:	Dr. Armin Buchmeier
	Title:	Senior Counsel

Date: September 11, 2007